CANYON BANCORPORATION

December 21 , 2005

VIA FACSIMILE AND OVERNIGHT MAIL

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
ATTN: Mr. Jay Williamson
            Division of Corporation Finance
            Office of Small Business

> **Re: Canyon Bancorporation**
> **Offering Statement on Form 1-A, File No. 24-10129**
> **Request for Acceleration**

Dear Mr. Williamson:

Pursuant to Rule 252(g) under the Securities Exchange Act of 1933, I hereby request on behalf of Canyon Bancorporation (the "Company") that its Offering Statement on Amendment No. 2 to Form 1-A, filed on December 22 , 2005, be qualified by order of the Securities and Exchange Commission effective on December 27 , 2005.

We would appreciate it if you would notify us by telephone of the effective date of the Commission's qualification order and would also confirm such advice in writing.

If you should have any questions about the foregoing request, please do not hesitate to contact our counsel, Mr. Bart E. Bartholdt of Graham & Dunn P.C. at (206) 340-9647, or the undersigned at (520) 529-5500. Thank you for your cooperation in this matter.

Very truly yours,



Steven Halverson
President and Chief Executive Officer
Canyon Bancorporation

cc: Bart E. Bartholdt, Esq.

M33048-666675